Exhibit 8.1

Pyxis Tankers Inc.

List of Subsidiaries*

Company Name	Jurisdiction of Incorporation
Secondone Corporation Ltd.	Malta
Thirdone Corporation Ltd.	Malta
Fourthone Corporation Ltd.	Malta
Sixthone Corp.** Seventhone Corp.	Republic of the Marshall Islands Republic of the Marshall Islands
Eighthone Corp.	Republic of the Marshall Islands
Maritime Technologies Corp.	Delaware, U.S.A.

*Each subsidiary is 100% owned by Pyxis Tankers Inc.

** Pyxis Delta was sold to an unaffiliated third party on January 13, 2020.